Exhibit 99.2

Atlas Corp. 23 Berkeley Square Mayfair, London, W1J 6HE United Kingdom www.atlascorporation.com

Atlas Corp. Announces Departure of Chief Financial Officer

London, UK, September 11, 2020 – Atlas Corp. (NYSE:ATCO) (“Atlas” or “Company”), today announced that Chief Financial Officer (“CFO”), Ryan Courson, has decided to leave the Company to pursue opportunities outside of the maritime and energy industries.

Mr. Courson’s resignation is not related to the Company’s operations, policies or practices, including its controls or financial-related matters. The Company also announced that there is no change to its financial guidance for the full year 2020.

Mr. Courson will continue in his current role through September 30th, after which Bing Chen, President and Chief Executive Officer of Atlas and Seaspan Corporation (“Seaspan”), will assume the role of Interim Chief Financial Officer. Atlas has commenced an executive search to identify a permanent CFO replacement. Mr. Courson has served as CFO of Seaspan since May 2018 and Atlas since February 2020, prior to which he joined as Senior Vice President of Corporate Development of Seaspan in March 2018.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

For more information visit atlascorporation.com

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 125 containerships, representing total capacity of approximately 1,049,000 TEU. Seaspan’s operating fleet of vessels has an average age of approximately 7 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

For more information visit seaspancorp.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning Atlas’ financial guidance for the year 2020. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the possibility that we will not meet our financial guidance for the year 2020 and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas’ Annual Report on Form 20-F for the year ended December 31, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Matt Borys and Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-778-328-5340

Email: IR@atlascorporation.com

-end

2